Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: August 7, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common website, www.amecandfosterwheeler.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is an announcement of the 2014 half-year results made on August 7, 2014 by Samir Brikho, Chief Executive of AMEC, and was posted on AMEC’s intranet (AMECnet):

This morning we announced our half-year results for 2014. I am proud to share with you that AMEC has yet again delivered a solid set of results, broadly in line with expectations.

We saw strong performances from Clean Energy and Middle Eastern Oil & Gas; however, we also experienced less activity in some of our key upstream and Oil & Gas markets.

What does this mean in numbers? We have reported stable margins in the first half, which is particularly pleasing in the current economic climate. Although the revenue we reported in our half-year accounts was down 7 per cent, we recorded underlying(1) revenue growth of 4 per cent. Our order book is at £4.2 bn, up 16 per cent on underlying(1) basis from twelve months ago. Our business model is resilient and our geographic structure and growth are creating new opportunities. You can see the key highlights of our performance at the end of this message.

As always, not everything went our way — but much of what we achieved in 2014 has been in line with what we said we would do. This is thanks to you. I’d like to thank you, for all your hard work, dedication and commitment; and for your trust — for believing in the path we set for ourselves.

In my presentation to the financial community today I will be also talking about the proposed combination with Foster Wheeler we announced in February - we continue to make good progress on the deal, with integration planning well underway and completion now expected early in the fourth quarter.

And yes, market conditions have been and are mixed and challenging but there are also opportunities waiting for us if we have the right skills and services. It is absolutely clear that we are delivering against our ‘2015 and beyond’ strategy for growth.

We continue to create, foster and strengthen relationships with our customers, delivering high-quality services excellently. We are also well-positioned in the right sectors and markets.

Since the launch of ‘2015 and beyond’ we have been focusing on collaborating, improving, growing, and so achieving. Let’s have a brief look how we have progressed in these areas.

‘2015 and beyond’

Collaborating is about breaking silos, selling and delivering as One AMEC, pursuing opportunities in a coordinated way as well as sharing knowledge and expertise. We are improving our collaborative efforts and can be proud of some great examples of collaborating on projects, for example design and construction of the Space Fence Radar facilities for Lockheed Martin and the contract award for Petroleum and Research and Development Centres under the existing KOC PMC contract, among others. In 2014, we also delivered more projects through our High Value Delivery Centres in Growth Regions.

In the area of improving, we did not do well in HSSE. We have had more people injured than we had this time in 2013. We are now behind our targets and I do worry. I urge each of you to think how you can turn around this performance and bring it back to excellence. We all need to make sure everyone goes home safe. The AMEC way has been focusing on project start up and project assurance to understand why we have difficulty sometimes to set up project robustly and a survey was conducted to see what can be done to help. AMEC Academy has delivered 37 programmes to over 650 people, mainly in the area of management and leadership. That means we are improving talent to help us grow going forward. Today we have also issued global Q2 2014 KPIs; see what went well and where we need to improve. LINK And last but not least, ‘Why AMEC’, a project to engage our people and enhance AMEC’s reputation as an employer made significant strides in 2014; engagement surveys consistently show that over 70 per cent of you now feel engaged — are you one of them?

Growth is an absolute prerequisite to our success. As part of our growth strategy we have acquired new customers and deepened existing customer relationships. As mentioned earlier, we are progressing well with the integration planning and you should be up to speed to what has been happening through regular updates and the common site. LINK In order to accelerate growth and as part of the integration planning process, we are committed to establish Centres of Excellence, for example in Vancouver, BC, Canada, which can be leveraged further to the benefit of both AMEC and Foster Wheeler existing and future customers. Similarly, and as another example, combining the expertise in LNG (Liquefied Natural Gas) liquefaction project execution, centred in Foster Wheeler’s Reading, UK, office, with AMEC’s well-established asset support business will enable us to offer a full lifecycle solution for LNG.

What next?

We now expect to see modest underlying revenue growth in 2014, led by ongoing strength in the Clean Energy market and Middle Eastern Oil and Gas. The stronger Sterling is expected to continue at the current levels, which means we think this will impact our reported revenues by circa £250 million for the full year and circa £25 million on the EBITA.

Our main priorities going forward remain to grow the business, across all four markets globally; to continue to deliver flawlessly to our customers; and to invest to our people as without you, there is no success.

The acquisition of Foster Wheeler is now expected to close early in the fourth quarter and we believe will create a sustainable value for shareholders for the long term.

The solid performance we have delivered spells for me a bright future for AMEC. And I hope you share this view with me. I am extremely proud to be a part of a successful team with such an exciting future up to 2015 and beyond.

Samir Brikho

Chief Executive

•                  Half-year results 2014 video interview with Samir Brikho LINK

•                  The presentation made to the financial community is available on amec.com LINK from 8.45am and as a recording from around 10.00am UK time

N.B.  Please be advised the live webcast of the event as well as video recording may take a minute or more to begin playing once you have pressed play. This is due to the extra load that many employees watching the webcast simultaneously put on our network.

Solid underlying operating performance

•                  Reported revenue of £1.9 billion (CDN$3.4bn, US$3.1bn, AUS$3.4bn), underlying revenue(1) up 4%

•                  Reported EBITA(2) of £152 million.  Underlying EBITA(1) up 5%

•                  EBITA(1) margin flat at 8.4%

•                  Average number of employees — around 27,000

Strong order intake and order book at £4.2 billion (CDN$7.6bn, US$7.2bn, AUS$7.6bn), up 9 per cent during 2014

Operating cash flow £39 million (CDN$71m, US$65m, AUS$72m)

Key highlights(1):

Americas:

•                  This is our largest business, generating 56% of group revenue in 2014

•                  Around 13,000 employees

•                  Revenue up 7%

•                  EBITA 2% ahead of 2013

•                  Margin down from 10.7% to 10.1%

•                  Order book stable

Europe:

•                  Revenue down 7% to £545 million, reflecting lower greenfield activity in the UK North Sea as expected

•                  Average number of employees of almost 10,000

•                  EBITA was £45 million

•                  Margin up from 6.7% to 8.2%

•                  Order book up to £1.9 billion

Growth Regions:

•                  Revenue 17% ahead, led by a strong performance in the Middle Eastern Oil & Gas market, and in an increase in early stage mining activity

•                  Average number of employees up by 19% to over 3,700

•                  EBITA was 13% higher than last year

•                  Margin down from 6.1% to 6.0%

•                  Order book grows by 41%

Read more detailed results in the press release on amec.com LINK

(1)                                 Our results have been particularly affected by the strength of Sterling in 2014. In order to present a clear view of how our businesses are performing the numbers presented here are on an underlying basis that excludes the impact of currency movements, acquisitions and disposals and changes in the amounts of pass through procurement. The reported numbers are as we present them in our half-year accounts.

(2)                                 EBITA = Earnings for continuing operations before interest, tax and intangible amortisation but including joint venture EBITA